Exhibit 7

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

Tel: (772) 226-7923

Fax: (772) 231-0207

November 12, 2014

The Board of Directors

Barnwell Industries

1100 Alakea Street, Suite 2900

Honolulu, HI 96813

To the Board:

It has been approximately six months since my last letter to you, in which I reiterated various suggestions I have made in the past to improve performance at Barnwell Industries, Inc. Since my last letter, the Board appears to have done nothing to improve performance. Barnwell’s stock price has fallen another 26% from $3.45 to $2.57 per share.

Additionally, in my last letter I alerted you to my discovery that Morton Kinzler had made materially inaccurate statements to the SEC in his public filings concerning his ownership and voting control of the Company. Specifically he failed to disclose voting control over Dr. Sudarsky’s shares, both while Dr. Sudarsky was alive, and now as an executor of Dr. Sudarsky’s estate. I believe this failure to disclose was a violation of SEC reporting requirements.

While I did notice that Morton Kinzler revised his public filings after I alerted the Board, in my opinion this does nothing to absolve him or the Board from the damages that Barnwell’s shareholders have suffered as a result of purchasing Barnwell shares without accurate knowledge of the extent of control that the Kinzlers truly wielded over these shares and the Company.

Obviously, with control of the Sudarsky shares and possibly some tacit (but undisclosed) understanding with Dr. Magaro (Dr. Sudarsky’s former business partner), Morton Kinzler and the rest of management can and probably will continue to “loot” Barnwell by paying themselves excessive salaries and benefits while the Board somnolently ignores its fiduciary duties.

The Board has clearly enriched management while shareholders have suffered. Over the past 10 years, Morton Kinzler, Alexander Kinzler and Russell Gifford have received total compensation of $27,496,511, which is greater than the current market capitalization of the entire company. During this time, this compensation is also significantly greater than 100% of Barnwell’s pretax income. Furthermore, Barnwell shares are down more than 90% in the past ten years and I believe the Board has breached its fiduciary duties while allowing a massive transfer of wealth from the shareholders to management team.

I believe it is time for the Board to cease rubber stamping the Kinzler family’s excessive compensation and start working as fiduciaries to all shareholders. In that regard, I urge the Board to take immediate action to empower shareholders at the next annual meeting by putting to a shareholder vote the three resolutions attached to this letter.

I believe these resolutions will, if approved, benefit all shareholders and the long-term performance of Barnwell. Although I recognize the official window for submitting shareholder proposals under Rule 14a-8 of the Exchange Act may have expired at this time, I believe the Board should do the right thing for shareholders and include these proposals on the proxy for the next annual meeting. I believe your fiduciary duties demand no less.

I am attaching the full text of each resolution at the end of this letter, but they can be summarized as follows:

Resolution 1: Compensation

The aggregate compensation (including benefits) of the 3 top executives of the Company shall be capped at the greater of $600,000 or 15% of the Company’s annual pretax profit. In this manner the top executives’ remuneration would be more closely aligned with Barnwell’s operating performance and not Morton Kinzler, Alex Kinzler and Russell Gifford’s desire to live a good lifestyle irrespective of the Company’s performance.

I believe that the compensation of Barnwell’s top 3 executives at an amount greater than 100% of the Company’s aggregate earnings is clearly unjustified and excessive! I believe this should be obvious to all independent Board members.

Resolution 2: Board Tenure

The Company shall adopt a maximum tenure of 10 years’ service for each Director. Adopting these policies would allow for the infusion of new blood and breathe new life into what looks like a rubber stamp Board of Kinzler-cronies.

I note for the Board that ISS, a leader in corporate governance, comments that a tenure of more than 9 years is considered to potentially compromise a director’s independence and is considered excessive.

Resolution 3: Independent Chairman of the Board

The Chairman of the Board role shall be filled by an independent Director. Adopting this policy could help add new vigor into the boardroom and avoid the rampant conflicts of interest that seem to plague the Company’s current Board.

I strongly hope that the Board will take note of my proposed resolutions and take action to put them on the Company’s proxy to be voted upon at the next annual meeting. I’m sure the unaffiliated Barnwell shareholders would welcome a chance to vote on these proposals. If Morton Kinzler and his affiliates truly wanted to run Barnwell for the benefit of all shareholders, I believe that he and the Board should agree to abide by the majority vote of unaffiliated shareholders on these proposals.

Lastly, I want to publicly express my extreme displeasure regarding the indifference shown by the Barnwell independent Directors to Morton’s disclosure issues. If I had known that Morton effectively controlled Barnwell and would not face any true opposition from his handpicked Board of “cronies” in essentially feathering his family’s nest, I would not have purchased shares of Barnwell stock in the first place.

Since I have become aware of Morton’s complete disregard for unaffiliated shareholders’ rights, I have not purchased any additional Barnwell shares.

I have clearly documented why I believe the Kinzler’s, Magaros’s and Sudarsky have used Barnwell as “piggybank,” and why I currently view the Company as a wasting asset as their oil and gas wells deplete. That said, if the Board and Management were significantly changed, I believe there would be significant value to be recovered for shareholders.

I strongly encourage other shareholders to examine the facts and raise their voices to stop the shareholder abuse occurring at Barnwell. Indeed, I would be pleased to support any actions against Morton and/or each Board member by other shareholders since I believe it has become all too clear that the Barnwell Board is asleep at the switch, or worse yet, completely incompetent.

My suggested resolutions (in full) are attached below.

Sincerely,

/s/ Ned L. Sherwood

Ned L. Sherwood

Resolution No. 1 – Aggregate Compensation of top executives

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that sets the maximum aggregate compensation payable to Morton Kinzler, Alexander Kinzler and Russell Gifford in a fiscal year be capped at the greater of (i) $600,000 and (ii) 15% of the Company’s pretax profit.

REASONS: This would ensure that management remuneration is tied more closely to the Company’s operating performance.

Over the past 10 years, Morton and Alexander Kinzler plus Russell Gifford have received total compensation of $27,496,511, which is greater than the current market capitalization of the entire company. This compensation is also significantly greater than 100% of Barnwell’s pretax income over this period.

I believe that the compensation of Barnwell’s top 3 executives at an amount greater than 100% of the Company’s aggregate earnings is clearly unjustified and excessive! I believe this should be obvious to all independent Board members.

Resolution No. 2 – Maximum Tenure of Directors capped at 10 Years

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that establishes a maximum tenure of ten years’ service for all members of the board of directors.

REASONS: This proposal should also be evaluated in the context of our Company’s performance. Between Sept. 30, 1999 and Sept. 30, 2014, the split adjusted share price of the Company’s stock has fallen from $7.75 to $2.61, a decline of 66%. Meanwhile, the Russell 2000 Index has increased from 573 to 1101, an increase of 91%.

This proposal should also be evaluated in the context of our Company’s governance. The average tenure for our Board will be approximately 18 years at the 2015 annual meeting. Martin Anderson will be 91 years old and have served for 29 years. Murray Gardner will be 82 years old and have served for 19 years. Morton Kinzler will be 89 years old and have served for 59 years.

Institutional Shareholder Services, a leader in corporate governance, comments that a tenure of more than 9 years is considered to potentially compromise a director’s independence and is considered excessive.

The Council of Institutional Investors, whose members consist of pension funds with more than $3 trillion of assets under management, believes best-practice corporate governance policy should include tenure as a factor that boards should consider when determining whether a director is independent because when the same individual serves for a long tenure, many investors see a lack of independence.

Resolution No. 3 – Independent Chairman of the Board

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that, whenever possible, the chairman of the board of directors be an independent director. An independent director shall be any director who has not previously served as an executive officer of our Company. This policy shall be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy shall also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

REASONS: As is well-known, the main duty of the board of directors is to monitor the management of the Company on behalf of its shareholders. When the same individual serves as both Chief Executive Officer and Chairman of the Board, many investors perceive a fundamental conflict of interest. Research from GMI Ratings, an independent investment research firm, suggests that the combining the positions is often more costly for shareholders, and is associated with a higher risk of fraudulent accounting activity.

In addition, this proposal should also be evaluated in the context of our Company’s overall corporate governance. According to Spencer Stuart, an independent advisory firm, 45% of S&P 500 boards, 221 companies in all, split the CEO and chair roles between two individuals. Furthermore, for the 2014 annual meeting, Institutional Shareholder Services, an independent advisory firm, recommended that shareholders vote against four directors including Morton Kinzler, Martin Anderson, Alexander Kinzler and Russell Gifford.